TEVA REPORTS FOURTH QUARTER AND FULL YEAR 2012 RESULTS

•	Fourth Quarter 2012 Net Revenues of $5.2 Billion and Full Year Net Revenues of $20.3 Billion

•	Fourth Quarter 2012 Non-GAAP Diluted EPS of $1.32, GAAP Diluted EPS of $0.37; Full Year Non-GAAP Diluted EPS of $5.35, GAAP Diluted EPS of $2.25

•	15% Increase in Quarterly Dividend

•	Share Repurchases of $0.5 Billion and $1.2 Billion in Fourth Quarter and Full Year 2012, Respectively

•	Cash Flow from Operations of $1.6 Billion and $4.6 Billion in Fourth Quarter and Full Year 2012, Respectively

Jerusalem, February 7, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today reported results for the quarter and year ended December 31, 2012.

“Our efforts over the past year clearly demonstrate Teva’s ability and commitment to transform the Company. Based on this, we will enter 2013 with a strong and disciplined business focus,” stated Dr. Jeremy Levin, Teva’s President and Chief Executive Officer.  “Our generic franchise remains the core of our business. We launched 23 generic products in the U.S. in 2012, and anticipate a similar number of launches in 2013. Our specialty medicines business continues to drive value with strong fundamentals in multiple sclerosis, central nervous system, respiratory, oncology and women’s health. Copaxone® continues to lead the multiple sclerosis market in sales and market share. In March 2013, we plan to submit to the FDA a sNDA for marketing approval of a ‘3 times a week’ dose of Copaxone®. Our new R&D organization is showing great progress. Our New Therapeutic Entities pipeline is advancing as expected. At the same time, we are beginning to add external opportunities through our ‘Constellation’ business development program. We have launched our ‘Reshape’ program and are committed to managing our costs while we invest in Teva’s future.”

Dr. Levin added, “I am particularly pleased with the Board’s decision to increase Teva’s dividend. Together with Teva’s new strategy backed by our ongoing share repurchase plan, this decision reflects the Board’s and management’s optimism and confidence. We believe the course we have set for Teva is the right one and will yield real value for patients, customers and shareholders while ensuring the long-term growth of our company.”

Revenues by Geography for the Fourth Quarter 20121

Net revenues in the United States in the fourth quarter were $2.6 billion (50% of total revenues), a decrease of 14% compared to the fourth quarter of 2011. Provigil® sales declined substantially due to generic competition that began in the second quarter of 2012, while the other factor affecting the comparison is the unusually high generic revenues during the fourth quarter of 2011 due to extraordinary contributions from our launch of generic Zyprexa® and from our agreement with Ranbaxy relating to its launch of generic Lipitor®. The absence of these contributions in the fourth quarter of 2012 was partially offset by strong revenues from generic launches throughout 2012, as well as an increase in Copaxone® sales

Net revenues in Europe in the fourth quarter were $1.5 billion (29% of total revenues), an increase of 2% compared to the fourth quarter of 2011, or 5% in local currency terms. Revenues in Europe this quarter benefited from stronger revenues from some of our specialty medicines, primarily Copaxone®, following the take-back of marketing and distribution rights, as well as increased sales from our OTC business. We are continuing to manage our commercial model in Europe in line with our strategy of sustainable and profitable growth.

Net revenues in the Rest of the World in the fourth quarter totaled $1.1 billion (21% of total revenues), a decrease of 3% compared to the fourth quarter of 2011. In local currency terms, ROW revenues declined by 2%. The slight decline in revenues resulted from the sale of certain businesses of Mepha AG, which closed in the first quarter of 2012, as well as weaker performance in Canada, due primarily to government-imposed price reforms. This decrease was partially offset by growth in Latin America.

Revenues by Product Line for the Fourth Quarter 2012

Generic medicines net revenues in the fourth quarter were $2.7 billion (including API sales of $202 million), a decrease of 11% compared to $3.0 billion in the fourth quarter of 2011. Generic revenues comprised 51% of total revenues in the quarter, compared to 52% in the fourth quarter of 2011. Generic revenues consisted of:

•	U.S. revenues of $1.0 billion, a decrease of 17% compared to the fourth quarter of 2011. The decline primarily reflects the significant launches in the comparable quarter (including the generic version of Zyprexa® and our agreement with Ranbaxy relating to its launch of generic Lipitor®, which did not contribute to revenues in the fourth quarter of 2012). The decrease was partially offset by continued revenues from launches earlier in 2012 and in the fourth quarter (including the generic version of TriCor®).

•	European revenues of $930 million, a decrease of 5%, or 3% in local currency terms, compared to the fourth quarter of 2011. We saw declines in revenues in Italy and Spain that were partially offset by increases in Germany, the U.K., France, and Poland. During the quarter we continued to manage the generic business in the region for sustainable profitability, and had several launches, including generic versions of Seroquel XL® and Detrol LA® in the U.K.

•	ROW revenues of $698 million, a decrease of 8%, or 7% in local currency terms, compared to the fourth quarter of 2011. The decrease was primarily due to the sale of certain businesses of Mepha AG and lower sales in Canada, due primarily to government-imposed price reforms, partially offset by growth in Latin America and Russia.

Specialty medicines net revenues in the fourth quarter were $2.1 billion, a decrease of 7% compared to $2.3 billion in the fourth quarter of 2011. Specialty revenues consisted of:

•	U.S. revenues of $1.5 billion, a decrease of 14% compared to the fourth quarter of 2011.

•	European revenues of $420 million, an increase of 28%, or 32% in local currency terms, compared to the fourth quarter of 2011.

•	ROW revenues of $159 million, an increase of 3%, or 4% in local currency terms, compared to the fourth quarter of 2011.

Specialty revenues comprised 40% of total revenues in the quarter, unchanged compared to the fourth quarter of 2011.

The decrease in specialty medicines revenues from the fourth quarter of 2011 was primarily due to the decline in Provigil® as a result of the introduction of generic competition during the year, which was partially offset by strong sales of Copaxone® and certain other specialty medicines.

Global revenues recorded by Teva for Copaxone®, the leading multiple sclerosis therapy in the U.S. and globally, increased 14%, or 15% in local currency terms, to $1.1 billion compared to $927 million in the fourth quarter of 2011. The increase primarily resulted from the take-back of marketing and distribution rights in Europe and continued market share leadership. In the U.S., sales increased 12% to $0.8 billion, as a result of price increases throughout the year. Sales outside the U.S. were $237 million, an increase of 23%, or 27% in local currency terms, compared to the fourth quarter of 2011, primarily because of the take-back of marketing and distribution rights in Europe, partially offset by lower revenues in Russia due to the timing of tenders.

Azilect® revenues recorded by Teva increased 4% to $86 million, while global in-market revenues increased 4% to $113 million, primarily due to increased demand in the U.S. and Europe and a price increase.

OTC Total sales of PGT Healthcare, our joint venture with The Procter & Gamble Company, in the fourth quarter of 2012 were $377 million, an increase of 11%, or 12% in local currency terms, compared to the fourth quarter of 2011. Teva net revenues in the quarter were $269 million, an increase of 24%, or 25% in local currency terms, compared to $217 million in the fourth quarter of 2011, primarily due to strong revenues and share growth in key markets including Europe, specifically related to the ratiopharm brand, Russia and Israel, as well as to sales of OTC products in the U.S. to Procter & Gamble, pursuant to a manufacturing agreement, which commenced in November 2011.

Other net revenues in the quarter were $212 million, mostly from the distribution of third-party products in Israel and Hungary, compared to $223 million in the fourth quarter of 2011.

Revenues by Geography for the Full Year 2012

Net revenues in the United States were $10.4 billion (51% of total revenues), an increase of 19% compared to 2011, reflecting the inclusion of Cephalon commencing in the fourth quarter of 2011 as well as strong revenues from both specialty and generic medicines.

Net revenues in Europe were $5.7 billion (28% of total revenues), in line with 2011, or an increase of 8% in local currency terms. Revenues in Europe this year benefited from the inclusion of Cephalon medicines as well as stronger revenues from some of our specialty medicines, primarily Copaxone®, following the take-back of marketing and distribution rights, as well as continued growth in our OTC business. This growth was offset by the negative foreign currency effects (primarily the euro, Hungarian forint and the Polish zloty), as well as lower generic sales due to ongoing macro-economic conditions and healthcare reforms in key European markets, which increased generic penetration while lowering prices of generic medicines. In addition, our revenues were negatively impacted by the effect of our renegotiations with some of the wholesalers in the region, which resulted in reduced stock levels. Despite these conditions, the majority of the markets maintained or increased profitability in local currency terms, as a result of our strategy to focus on a profitable commercial model in Europe.

Net revenues in the Rest of the World totaled $4.2 billion (21% of total revenues), an increase of 9% compared to 2011. In local currency terms, ROW revenues grew by 13%. The increase during the year was primarily due to the consolidation of a full year of our acquisitions in Japan, higher revenues in Russia and other Eastern European markets, as well as strong growth in Latin America. In addition we saw growth of our OTC business in many of these countries. This growth was partially offset by weaker performance in Canada, due primarily to government-imposed price reforms. Revenues in our mature generic markets (Canada and Israel) totaled $1.3 billion in 2012, a decrease of 9% compared to 2011. Revenues in our emerging generic markets (Japan, Russia, LATAM and other ROW countries) totaled $2.9 billion, an increase of 19% from the comparable year.

Revenues by Product Line for the Full Year 2012

Generic medicines net revenues were $10.4 billion (including API sales of $796 million), an increase of 2% compared to $10.2 billion in 2011. Generic revenues comprised 51% of total revenues for the year, compared to 56% in 2011. Generic revenues consisted of:

•	U.S. revenues of $4.4 billion, an increase of 11% compared to 2011. The U.S. generics business benefited from the launch of 23 new medicines throughout the year, including generic versions of ACTOS® and ACTOplus met®, as well as several medicines that were either exclusive, semi-exclusive or in limited competition markets such as the generic versions of Lexapro® Provigil® and TriCor®.

•	European revenues of $3.4 billion, a decrease of 11%, or 3% in local currency terms, compared to 2011. This decrease was caused primarily by ongoing macro-economic conditions and healthcare reforms in key European markets. To address these conditions, we are continuing to adjust our strategy in Europe to focus more on profitable and sustainable growth rather than market share. The decrease this year also reflects the fact that revenues last year were high as a result of the launch of a generic version of Lipitor® in the U.K. during 2011.

•	ROW revenues of $2.6 billion, an increase of 8%, or 10% in local currency terms, compared to 2011. We had strong performances in Latin America and Russia, and also benefited from the consolidation of a full year of our acquisitions in Japan, which were partially offset by a decrease in generics sales in Canada, due primarily to government-imposed price reforms.

Specialty medicines net revenues were $8.2 billion, an increase of 26% compared to $6.5 billion in 2011. Specialty revenues consisted of:

•	U.S. revenues of $5.9 billion, an increase of 22% compared to 2011.

•	European revenues of $1.6 billion, an increase of 42%, or 53% in local currency terms compared to 2011.

•	ROW revenues of $730 million, an increase of 24%, or 31% in local currency terms compared to 2011.

Specialty revenues comprised 40% of total revenues for the year, compared to 35% in 2011.

The increase in specialty medicines revenues from 2011 was primarily due to the full year inclusion of Cephalon’s medicines (mainly Treanda® with $608 million, Provigil® with $417 million, and Nuvigil® with $347 million) and strong sales of Teva legacy medicines, primarily Copaxone® and Azilect®.

Global revenues recorded by Teva for Copaxone®, the leading multiple sclerosis therapy in the U.S. and globally, increased 12%, or 14% in local currency terms, to $4.0 billion compared to $3.6 billion in 2011. The increase primarily resulted from the successful take-back of marketing and distribution rights in Europe and increased sales in ROW markets. In the U.S., sales increased 4% to $2.9 billion, as a result of price increases taken throughout the year. Sales outside the U.S. were $1.1 billion, an increase of 39%, or 49% in local currency terms, compared to 2011, mainly as a result of the take back in Europe and strong sales in Russia.

Azilect® revenues recorded by Teva increased 14% to $330 million, while global in-market revenues increased 7% to $420 million, primarily due to increased demand in the U.S. and Europe and a price increase.

In addition, during the year we successfully launched several specialty medicines including QNASL®, Synribo® and ProAir® Dose Counter.

OTC net revenues for the year were $936 million, an increase of 22%, or 28% in local currency terms, compared to $765 million in 2011, primarily due to growth in sales in Latin America and Europe, as well as sales of OTC products in the U.S. to The Procter & Gamble Company, pursuant to a manufacturing agreement, which commenced in November 2011. During the year, our joint venture, PGT Healthcare, successfully launched the Vicks® product line in Hungary, Russia, Poland and the Czech Republic.

Other net revenues for the year were $846 million, mostly from the distribution of third-party products in Israel and Hungary, compared to $858 million in 2011.

Key Metrics for the Fourth Quarter 2012

Exchange rate differences between this quarter and the fourth quarter of 2011 reduced our revenues by approximately $50 million, while having a minor positive impact on operating income. The impact on revenues resulted primarily from the weakening of certain currencies (primarily the euro, Japanese yen, and Israeli shekel) relative to the U.S. dollar.

Non-GAAP Information This quarter, we had net non-GAAP charges of $822 million, consisting primarily of impairments of $495 million and amortization of purchased intangible assets of $284 million. Accordingly, the non-GAAP figures below are adjusted to exclude these and certain other items, as follows:

•	Impairments of $495 million, primarily related to the termination of the agreements with CureTech, as part of the on-going review of our R&D portfolio, impairments to manufacturing facilities, mostly in the U.S. and particularly in Irvine, and impairment of Gabitril®, due to the introduction of generic competition;

•	Amortization of purchased intangible assets totaling $284 million, of which $271 million are included in cost of goods sold and the remaining $13 million in selling and marketing expenses;

•	Restructuring and acquisition expenses of $136 million, mostly related to the integration of Cephalon and Theramex;

•	Purchase of in-process R&D of $68 million, primarily related to the Neurosearch and Xenon agreements;

•	Financial expenses of $32 million related to debt refinancing;

•	Costs of $25 million related to regulatory actions in our injectable and animal health plants;

•	$8 million in legal settlement expenses; and

•	Related tax benefits and minority interest benefits in CureTech of $226 million.

Teva believes that excluding such items facilitates investors’ understanding of the Company’s business. See the attached tables for a reconciliation of U.S. GAAP results to the adjusted non-GAAP figures.

Quarterly non-GAAP operating income of $1.3 billion, down 22% compared to the fourth quarter of 2011. Quarterly GAAP operating income was $330 million compared to $610 million in the fourth quarter of 2011.

Non-GAAP net income and diluted EPS of $1.1 billion and $1.32 in the quarter compared to $1.4 billion and $1.59 in the fourth quarter of 2011. GAAP net income and GAAP EPS of $320 million and $0.37 in the quarter compared to $506 million and $0.57 in the fourth quarter of 2011.

Non-GAAP gross profit margin was 58.7% in the quarter, compared to 60.7% in the fourth quarter of 2011. The decrease is primarily the result of the commencement of generic competition for Provigil®, coupled with lower revenues from new generic launches in the United States in the fourth quarter of 2012, and was partially offset by higher sales of Copaxone®. GAAP gross profit margin was 53.1% in the quarter, compared to 50.8% in the fourth quarter of 2011, which was impacted by inventory step-up charges in the fourth quarter of 2011.

Net Research & Development (R&D) expenditures in the quarter (excluding purchase of in-process R&D) totaled $374 million, or 7.1% of revenues, compared to $371 million, or 6.5% of revenues in the fourth quarter of 2011. The increase in R&D spending primarily reflects the progress in development activities by our new integrated R&D organization. Gross R&D, before reimbursement from third parties for certain R&D expenses and including in-process R&D, totaled approximately $472 million, or 9.0% of revenues.

Selling and Marketing expenditures (excluding amortization of purchased intangible assets) totaled $1,043 million, or 19.9% of revenues, in the quarter, compared to $1,025 million, or 18.1% of revenues in the fourth quarter of 2011. The increase was primarily due to higher expenses on specialty medicines as well as to the take-back of Copaxone® in Europe, partially offset by exchange rate differences and lower royalty payments made on generic medicines in the U.S.

General and Administrative (G&A) expenditures totaled $318 million in the quarter, or 6.1% of revenues, compared with $315 million, or 5.5% of revenues, for the fourth quarter of 2011.

Non-GAAP financial expenses totaled $114 million in the quarter (excluding one-time notes’ repayment expense of $32 million), compared with $68 million in the fourth quarter of 2011. The increase is mainly due to higher interest expenses resulting from the additional debt incurred in connection with the acquisition of Cephalon as well as expenses related to debt refinancing during the year and certain foreign exchange differences incurred this quarter.

The provision for non-GAAP tax for the quarter amounted to $80 million on pre-tax non-GAAP income of $1.2 billion. The provision for tax in the fourth quarter of 2011 was $239 million on pre-tax income of $1.7 billion. The annual tax rate for 2012 compared to the annual tax rate in 2011 is slightly higher primarily as a result of the change in geographic and product mix following the Cephalon acquisition. On a GAAP basis, we recorded a tax benefit of $110 million this quarter as a result of a reduction in deferred tax liabilities, which resulted from impairments and amortization relating to assets that had a tax rate higher than our average tax rate.

Cash flow from operations during the quarter was approximately $1.6 billion, compared to $1.4 billion in the fourth quarter of 2011, an increase of 10%. Free cash flow, excluding net capital expenditures and dividends, was $1.0 billion, an 8% increase compared to $958 million in the fourth quarter of 2011. The increase in cash flow mainly reflects a decrease in the level of receivables during the quarter. Cash and marketable securities on December 31, 2012 amounted to $3.1 billion (before the redemption, in January 2013, of $1 billion of 1.7% senior notes due 2014).

During the quarter, share repurchases totaled approximately 12.7 million shares for an aggregate cost of approximately $0.5 billion. Since the beginning of 2012, Teva has repurchased 28.1 million shares for approximately $1.2 billion as part of $3.0 billion share repurchase plan authorized in December 2011. As a result of the repurchases, the weighted average fully diluted share count at December 31, 2012 was reduced by approximately 12 million shares from December 31, 2011.

For the fourth quarter of 2012, the weighted average share count for the fully diluted earnings per share calculation was 868 million on a GAAP and non-GAAP basis. At December 31, 2012, the share count for calculating Teva’s market capitalization was approximately 857 million.

Total equity at December 31, 2012, was $22.9 billion, a decrease of $0.2 billion, compared to $23.1 billion at September 30, 2012. The decrease in total equity is primarily a result of share repurchases and dividends declared, partially offset by the GAAP net income of $320 million and positive currency translation impact.

Dividend

The Board of Directors, at its meeting on February 5, 2013, declared a cash dividend for the fourth quarter of 2012 of NIS 1.15 (approximately 31 cents according to the rate of exchange on February 6, 2013) per share.

The record date will be February 21, 2013, and the payment date will be March 7, 2013. Tax will be withheld at a rate of 15%.

Conference Call

Teva will host a conference call to discuss its fourth quarter and full year 2012 results on Thursday, February 7, 2013, at 8:00 a.m. ET. The call will be webcast and can be accessed through the Company’s website at www.tevapharm.com, or by dialing in to 1.888.771.4371 (U.S. and Canada) or 1.847.585.4405 (International). The conference ID is 34121499. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company’s website at www.tevapharm.com. A replay of the call will also be available until February 14, 2013, at 11:59 p.m. ET, by calling 1.888.843.7419 (U.S. and Canada) or 1.630.652.3042 (International). The Conference ID is 34121499#.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

[1]	For quarterly revenues by geography and by product line, beginning with the fourth quarter of 2010, please visit our website at www.ir.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of the acquisition of Cephalon, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Teva is providing herein certain product line revenue and profit information. The Company believes that such information, including comparisons to forecasts, can be useful to investors. The additional information provided is not a replacement for or a subset of the Company’s current segment information. The Company is in the process of evaluating its reporting structure as part of a review of its organization and business, and plans to provide, if appropriate, entity-wide disclosure and segment information reflecting the new structure of the organization and business accordingly. No inference regarding the Company’s segment reporting in 2013 should be drawn from the information included herein.

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